UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 24, 2026

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3ASR (File No. 333-286932) and Form S-8 (File No. 333-286934), including any prospectuses forming a part of such Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit No.	Description
4.1	Indenture dated as of August 24, 2026, between the Company and U.S. Bank Trust Company, National Association, as trustee, for the 0.50% Convertible Senior Notes due 2030
4.2	Form of 0.50% Convertible Senior Note due 2030 (included in Exhibit 4.1)
4.3	Indenture dated as of August 24, 2026, between the Company and U.S. Bank Trust Company, National Association, as trustee, for the 4.50% Convertible Senior Notes due 2034
4.4	Form of 4.50% Convertible Senior Note due 2034 (included in Exhibit 4.3)
4.5	Form of Exchange Agreement
99.1	Press release of the Company dated August 24, 2026, announcing the closing of the Company’s private offering of convertible senior notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: August 24, 2026	By:	/s/ Nathalie van Wiggen
Nathalie van Wiggen
Company Secretary